EXHIBIT 99.1

On December 28, 2016, the Company received best judgment tax assessments for the years 2011 and 2012 of approximately NIS 50 million (not including interest and linkage differentials). The Israeli Tax Authority is claiming that additional taxes are due with respect to the alleged capital gain generated from the capital reduction of Bezeq, the Israel Telecommunication Corporation Ltd. during the period from 2011 to 2013.

The Company disagrees with the position of the Tax Authority and believes it has good arguments to support its own position. Accordingly, the Company intends to file an appeal and believes that the tax liability arising from this assessment, if any, will be immaterial to the Company.